THE MADONNA CORPORATION

7816 CALLA DONNA PLACE

CALGARY, AB T2V 2R1

403.818.6440

  403.252.6823 FAX

May 16, 2006

United States Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

SEC File #0-32445

Attention: Ms. Tia Jenkins

Dear Ms. Jenkins:

This letter is in response to your letter of May 12, 2006.  We are filing via EDGAR the following amendments:

a)

Report on Form 10K SB/A as at June 30, 2006; and

b)

Report on Form 10Q SB/A as at September 30, 2006.

In both amendments we have made the desired changes outlined in your letter including the Independent Accountant’s Report in the Form 10K SB/A and the required changes in the certifications in the 10Q SB/A.

In regard to our ten K as of June 30, 2005, as filed on March 30, 2005, the information you requested is stated at the end of the first paragraph of the Report of the Independent Registered Public Accounting Firm dated January 20, 2006.

We trust these amendments are in compliance with your comments.

Thank you

Yours truly

The Madonna Corporation

/s/ Thomas Charlton

    Thomas Charlton, President and CEO